0-25023



AR/S
P.E. 12-31-02
MAR 27





First Capital, Inc.

Corydon, Indiana 47112

PROCESSED
MAR 28 2003
THOMSON
FINANCIAL

2002 ANNUAL REPORT

FIRST CAPITAL, INC.

TABLE OF CONTENTS

	Page
Letter to Stockholders	2
Selected Financial and Other Data	3-4
Management's Discussion and Analysis of Financial Condition and Results of Operations	5-15
Independent Auditor's Report	16
Consolidated Financial Statements	17-20
Notes to Consolidated Financial Statements	21-42
Board of Directors	43
Corporate Information	44-45

BUSINESS OF THE COMPANY

First Capital, Inc. (the Company) is the thrift holding company of First Harrison Bank (the Bank).

The Bank's deposit accounts are insured up to applicable legal limits by the Federal Deposit Insurance Corporation through the Savings Association Insurance Fund. The Bank is a member of the Federal Home Loan Bank System. The Bank conducts its operations through its nine locations in Southern Indiana. The Bank's main office is located at 220 Federal Drive, N.W., Corydon, Indiana. The telephone number is (812) 738-2198.

The Bank is a community-oriented financial institution offering traditional financial services primarily to residents of Harrison County, Indiana, and contiguous counties. The Bank's primary business is attracting deposits from the general public and using those funds to originate one-to-four family residential mortgage loans. The Bank also originates multi-family and commercial real estate loans primarily secured by properties located in Southern Indiana. To a lesser extent, the Bank originates commercial and consumer loans. The Bank's wholly-owned subsidiary, First Harrison Financial Services, Inc., sells property and casualty insurance and non-deposit investment products.



Dear Shareholders:

Management and the Board of Directors of First Capital, Inc. would like to thank our shareholders, customers, and staff for helping reach our goals in 2002.

We are very proud of our stock appreciation from $14.40 per share on January 2nd to $20.33 per share on December 30th. This increase ranks us as one of the best performing stocks in the state of Indiana.

We had a busy year while meeting the demands of our long-term strategic plan. Our announcement of the new office in Jeffersonville will further help us position the Company as one of the strongest financial service providers in southern Indiana. We anticipate this office opening in May and look forward to the additional growth opportunities this new office will provide.

In September we announced our intent to merge with Hometown Bancshares, Inc., the parent company for Hometown National Bank in New Albany, Indiana. Everything is on target to close this transaction and merge the bank into First Harrison Bank by the end of the first quarter. We are excited about the opportunities this offers us to further expand our market share in Floyd County, Indiana. Our plan is to become a major competitor in markets we serve and merging the customers and the excellent staff of Hometown National Bank will offer us this opportunity in Floyd County and New Albany.

During the year we completed our technology upgrade, which will pay long-term benefits to customers and staff. We improved our teller systems to make them more efficient and allow them to better serve our customers. Our loan department has gone through many internal changes to better serve customers and to help the staff become more efficient in their daily jobs.

As always we cannot thank our staff enough for their personal commitment to the communities we serve. The bank is able to give financially, but that cannot measure up to the amount of time our staff has given to programs like Relay for Life, United Way, Big Brothers-Big Sisters, American Heart Association, Harrison County 4H, reading programs at the county jail, and our continued business partnership with New Middletown School.

Our belief is all these things lead to improved value for our shareholders. You can count on our continued hard work in these and many other areas. We are proud of our past and look forward to a bright future. Thank you for your continued support.

Sincerely,

William Harrod
President CEO

J. Gordon Pendleton
Chairman of the Board

SELECTED FINANCIAL AND OTHER DATA

The financial data presented below is qualified in its entirety by the more detailed financial data appearing elsewhere in this report, including the Company's audited financial statements. The following tables set forth certain information concerning the financial position and results of operations of the Company at the dates indicated.

FINANCIAL CONDITION DATA:	At December 31,				
	2002	2001	2000	1999	1998
			(In thousands)		
Total assets	$308,553	$282,823	$248,582	$222,797	$191,350
Cash and interest-bearing deposits (1)	12,653	12,382	11,468	9,522	16,459
Securities available for sale	64,980	54,891	34,779	30,097	22,302
Securities held to maturity	1,474	1,836	11,229	12,325	6,140
Loans receivable, net	215,996	201,730	179,304	154,982	135,379
Deposits	216,202	204,122	185,368	175,342	155,495
Advances from Federal Home Loan Bank	53,320	42,825	30,074	16,750	5,250
Stockholders' equity, substantially restricted	36,330	33,481	31,107	28,877	28,930

OPERATING DATA:	For the Year Ended December 31,				
	2002	2001	2000	1999	1998
			(In thousands)		
Interest income	$ 18,912	$ 18,960	$ 17,363	$ 15,101	$ 13,506
Interest expense	8,802	9,842	9,267	7,566	6,848
Net interest income	10,110	9,118	8,096	7,535	6,658
Provision for loan losses	305	66	48	142	83
Net interest income after provision for loan losses	9,805	9,052	8,048	7,393	6,575
Noninterest income	1,737	1,706	1,219	1,031	898
Noninterest expense (2)	6,531	5,945	5,629	5,574	4,390
Income before income taxes	5,011	4,813	3,638	2,850	3,083
Income tax expense	1,763	1,714	1,180	1,080	1,077
Net Income	$ 3,248	$ 3,099	$ 2,458	$ 1,770	$ 2,006
PER SHARE DATA:					
Net income - basic	$ 1.31	$ 1.26	$ 1.00	$ 0.72	$ 0.79
Net income - diluted	1.30	1.25	1.00	0.71	0.79
Dividends	0.52	0.48	0.41	0.35	N/A
Dividends of pooled affiliate (3)	N/A	N/A	N/A	0.39	0.39
Dividends to minority stockholders prior to conversioı	N/A	N/A	N/A	N/A	0.27

(1) Includes interest-bearing deposits in other depository institutions.

(2) Includes merger related expenses of $439,000 in 1999.

(3) Includes dividends paid by HCB Bancorp which merged with and into First Capital, Inc. on January 12, 2000.

SELECTED FINANCIAL AND OTHER DATA - CONTINUED

SELECTED FINANCIAL RATIOS:	At and For the Year Ended December 31,				
	2002	2001	2000	1999	1998
Performance Ratios:					
Return on assets (1)	1.10%	1.17%	1.05%	0.84%	1.00%
Return on average equity (2)	9.32%	9.49%	8.27%	6.05%	7.81%
Dividend payout ratio (3)	39.90%	38.52%	41.40%	51.38%	42.78%
Average equity to average assets	11.77%	12.31%	12.64%	13.95%	12.81%
Interest rate spread (4)	3.16%	3.01%	2.99%	3.16%	3.18%
Net interest margin (5)	3.70%	3.73%	3.75%	3.86%	3.96%
Non-interest expense to average assets	2.20%	2.24%	2.39%	2.66%	2.48%
Average interest earning assets to average interest bearing liabilities	117.39%	118.41%	118.30%	118.01%	119.11%
Regulatory Capital Ratios:					
Tier I - adjusted total assets	10.92%	11.25%	11.92%	12.13%	13.51%
Tier I - risk based	18.83%	19.67%	19.97%	19.64%	22.90%
Total risk-based	19.52%	20.36%	20.63%	19.64%	23.91%
Asset Quality Ratios:					
Nonperforming loans as a percent of loans receivable, net (6)	0.62%	0.62%	0.32%	0.13%	0.27%
Nonperforming assets as a percent of total assets (7)	0.47%	0.52%	0.28%	0.21%	0.19%
Allowance for loan losses as a percent of gross loans receivable	0.55%	0.54%	0.64%	0.75%	0.90%

(1) Net income divided by average assets.

(2) Net income divided by average equity.

(3) Dividends declared per share divided by net income per share. The dividend payout ratio for 1998 was computed considering only the dividends to the minority shareholders of First Federal Bank and their proportionate share of net income prior to conversion from mutual to stock form. Prior to the conversion on December 31, 1998, First Capital, Inc., M.H.C., a federally-chartered mutual holding company, was the majority owner of First Federal Bank and, with the approval of the OTS, elected to waive the receipt of dividends.

(4) Difference between weighted average yield on interest-earning assets and weighted average cost of interest-bearing liabilities.

(5) Net interest income as a percentage of average interest-earning assets.

(6) Nonperforming loans consist of loans accounted for on a nonaccrual basis and accruing loans 90 days or more past due.

(7) Nonperforming assets consist of nonperforming loans and real estate acquired in settlement of loans, but exclude restructured loans.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The Bank's results of operations depend primarily on net interest income, which is the difference between the income earned on its interest-earning assets, such as loans and investments, and the cost of its interest-bearing liabilities, consisting primarily of deposits and borrowings from the Federal Home Loan Bank of Indianapolis. The Bank's net income is also affected by, among other things, fee income, provisions for loan losses, operating expenses and income tax provisions. The Bank's results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government legislation and policies concerning monetary and fiscal affairs, housing and financial institutions and the intended actions of the regulatory authorities.

Management's discussion and analysis of financial condition and results of operations is intended to assist in understanding the financial condition and results of operations of the Company and the Bank. The information contained in this section should be read in conjunction with the consolidated financial statements and the accompanying notes to consolidated financial statements included elsewhere in this report.

Operating Strategy

The Company is the parent company to an independent community-oriented financial institution that delivers quality customer service and offers a wide range of deposit, loan and investment products to its customers. The Company has no other material income other than that generated by the Bank and the Bank's wholly-owned subsidiary, First Harrison Financial Services, Inc., which sells property and casualty insurance and non-deposit investment products.

The Bank's primary business strategy is attracting deposits from the general public and using those funds to originate one-to-four family residential mortgage loans. The Bank's lending activity also includes multi-family residential loans, commercial real estate and business loans and consumer loans. The Bank invests excess liquidity primarily in interest-bearing deposits with the Federal Home Loan Bank of Indianapolis and other financial institutions, U.S. government and agency securities, local municipal obligations and, to a lesser extent, mortgage-backed securities.

In recent years, the Company's operating strategy has also included enhancing profitability by increasing sources of non-interest income and improving operating efficiency while managing its capital and limiting its credit risk and interest rate risk exposures. To accomplish these objectives, the Company has focused on the following:

- Control credit risk by focusing on the origination of one-to-four family residential mortgage loans and consumer loans, consisting primarily of home equity loans and lines of credit while increasing the market share of commercial real estate and small business loans.
- Provide quality customer service by expanding and upgrading the branch offices, introducing Internet banking and broadening its commercial deposit and loan products.
- Capitalize on the efficiencies, personnel and opportunities following the merger with HCB Bancorp in January 2000.
- Increase fee income from non-deposit investment products and providing property and casualty insurance.
- Continue to invest in technology to increase productivity and efficiency.
- Engage in a capital management strategy to repurchase Company stock and pay dividends to enhance shareholder value.

Pending Merger

On September 25, 2002, the Company and Hometown Bancshares, Inc. (Hometown), a bank holding company for Hometown National Bank in New Albany, Indiana, entered into an agreement and plan of merger whereby each of the issued and outstanding common shares of Hometown will be exchanged for shares of the Company's common stock or $46.50 in cash per share. The number of shares of the Company's common stock to be exchanged for each share of Hometown's common stock will be based on the average closing price of the Company's common stock over a twenty day trading period shortly before the closing of the merger. Elections to receive stock, cash or a combination of stock and cash by the Hometown shareholders will be limited by a requirement that 50% of the total number of outstanding shares of Hometown's common stock be exchanged for Company common stock. The merger is subject to regulatory and shareholder approvals. The merger is expected to be completed in March 2003.

Forward Looking Statements

This report may contain forward-looking statements within the meaning of the federal securities laws. These statements are not historical facts, rather statements based on the Company's current expectations regarding its business strategies and their intended results and its future performance. Forward-looking statements are preceded by terms such as "expects," "believes," "anticipates," "intends" and similar expressions.

Forward-looking statements are not guarantees of future performance. Numerous risks and uncertainties could cause or contribute to the Company's actual results, performance and achievements to be materially different from those expressed or implied by the forward-looking statements. Factors that may cause or contribute to these differences include, without limitation, general economic conditions, including changes in market interest rates and changes in monetary and fiscal policies of the federal government; legislative and regulatory changes; and other factors disclosed periodically in the Company's filings with the Securities and Exchange Commission.

Because of the risks and uncertainties inherent in forward-looking statements, readers are cautioned not to place undue reliance on them, whether included in this report or made elsewhere from time to time by the Company or on its behalf by its authorized officers. Except as may be required by applicable law and regulation, the Company assumes no obligation to update any forward-looking statements.

Critical Accounting Policies

The accounting and reporting policies of the Company comply with accounting principles generally accepted in the United States of America and conform to general practices within the banking industry. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. The financial position and results of operations can be affected by these estimates and assumptions, which are integral to understanding reported results. Critical accounting policies are those policies that require management to make assumptions about matters that are highly uncertain at the time an accounting estimate is made; and different estimates that the Company reasonably could have used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on the Company's financial condition, changes in financial condition, or results of operations. Most accounting policies are not considered by management to be critical accounting policies. Several factors are considered in determining whether or not a policy is critical in the preparation of financial statements. These factors include, among other things, whether the estimates are significant to the financial statements, the nature of the estimates, the ability to readily validate the estimates with other information including third parties or available prices, and sensitivity of the estimates to changes in economic conditions and whether alternative accounting methods may be utilized under generally accepted accounting principles.

Significant accounting policies, including the impact of recent accounting pronouncements, are discussed in Note 1 of the Notes to Consolidated Financial Statements. Those policies considered to be critical accounting policies are described below.

Allowances for Loan Losses. Management's evaluation of the adequacy of the allowance for loan losses is the most critical of accounting estimates for a financial institution. The methodology for determining the allowance for loan losses and the related provision for loan losses is described below in "Allowance for Loan Losses". This accounting estimate is highly subjective and requires a significant amount of judgment because a multitude of factors can influence the ultimate collection of a loan. The methodology for determining the allowance for loan losses attempts to identify the amount of probable losses in the loan portfolio. However, there can be no assurance that the methodology will successfully identify all probable losses as the factors and conditions that influence the estimate are subject to significant change and management's judgments. As a result, additional provisions for loan losses may be required that would adversely impact earnings in future periods.

Valuation Methodologies. In the ordinary course of business, management applies various valuation methodologies to assets and liabilities which often involve a significant degree of judgment, particularly when active markets do not exist for the items being valued. Generally, in evaluating various assets for potential impairment, management compares the fair value to the carrying value. Quoted market prices are referred to when estimating fair values for certain assets, such as investment securities. However, for those items for which market-based prices do not exist, management utilizes significant estimates and assumptions to value such items. Examples of these items include capitalized servicing assets, estimated present value of impaired loans, deferred compensation plans, value ascribed to stock-based compensation and certain other financial investments. The use of different assumptions could produce significantly different results, which could have material positive or negative effects on the Company's results of operations. Specific discussion of assumptions and estimates utilized by management are discussed in detail in the accompanying notes 1, 5, 13, 14 and 19 of Notes to Consolidated Financial Statements.

Income Taxes. The accounting for income taxes requires the asset and liability approach for financial accounting and reporting for deferred income taxes. See Notes 1 and 11 in the accompanying Notes to Consolidated Financial Statements. As part of the process of preparing the consolidated financial statements, management estimates the income taxes in each of the taxing jurisdictions in which the Company operates. This process involves estimating the actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for financial accounting and tax purposes, such as depreciation, loan fees and costs, loan losses, compensation plans and unrealized securities gains and losses. These differences result in deferred tax assets and liabilities, which are included in the consolidated balance sheet. Management must assess the likelihood that deferred tax assets will be recovered from future taxable income and to the extent that recovery is not likely establish a valuation allowance. Significant management judgment is required in determining the provision for income taxes, the deferred tax assets and liabilities and any valuation allowance recorded against net deferred tax assets. To the extent a valuation allowance is recorded or increased, an expense is recognized within the tax provisions in the statement of income.

Comparison of Financial Condition at December 31, 2002 and 2001

Total assets increased 9.1% from $282.8 million at December 31, 2001 to $308.6 million at December 31, 2002, primarily as a result of increases in investment securities and loans receivable, net, that were funded by growth in deposits and advances from the Federal Home Loan Bank of Indianapolis.

Loans receivable, net, were $201.7 million at December 31, 2001 compared to $216.0 million at December 31, 2002, a 7.1% increase. The loan growth is attributable primarily to an 8.5% increase in residential mortgage and construction loans and a 43.8% growth in home equity and second mortgage loans. Residential mortgage and construction loans were $142.8 million at December 31, 2001, compared to $155.0 million at December 31, 2002 and home equity and second mortgage loans increased from $13.0 million at December 31, 2001 to $18.6 million at December 31, 2002. Also, commercial real estate loans increased from $15.8 million at December 31, 2001 to $17.0 million at December 31, 2002. Commercial business loans decreased $1.9 million from $11.3 million at December 31, 2001 to $9.4 million at December 31, 2002, and other consumer loans decreased during the year from $18.4 million to $16.2 million. During 2002, the Bank focused on originating one-to-four family first mortgage loans and home equity loans to provide for loan growth while maintaining portfolio credit quality.

Securities available for sale, at fair value, consisting primarily of U. S. agency mortgage-backed obligations, U. S. agency notes and bonds, and municipal obligations, increased $10.1 million or 18.4%, from $54.9 million at December 31, 2001 to $65.0 million at December 31, 2002 primarily as a result of purchases of $26.6 million net of maturities and repayments of $16.8 million.

The investment in securities held to maturity, consisting of federal agency mortgage-backed certificates and municipal obligations, decreased from $1.8 million at December 31, 2001 to $1.5 million at December 31, 2002 primarily as a result of maturities and repayments of $1.3 million offset by purchases of $1.1 million. Also, the Bank sold certain non-rated municipal securities with an amortized cost of $150,000 due to regulatory restrictions (see Note 4 – Notes to Consolidated Financial Statements).

Cash and interest-bearing deposits with banks increased from $12.4 million at December 31, 2001 to $12.7 million at December 31, 2002 as a result of excess liquidity funded by growth in deposits.

Total deposits increased from $204.1 million at December 31, 2001 to $216.2 million at December 31, 2002, a 5.9% increase. The increase in deposits resulted from growth in all categories of deposit accounts. Interest-bearing demand deposits increased $3.1 million in 2002, while noninterest-bearing demand deposits increased $1.4 million in 2002. Savings and money market accounts increased $4.0 million from $50.8 million at December 31, 2001 to $54.8 million at December 31, 2002. Time deposits increased $3.5 million from $104.1 million at December 31, 2001 to $107.6 million at December 31, 2002. Management attributes the growth in deposits to the Bank's marketing efforts and the weakened stock market as customers look to safer investments with a guaranteed rate of return.

Federal Home Loan Bank borrowings increased $10.5 million from $42.8 million at December 31, 2001 to $53.3 million at December 31, 2002. The new advances were drawn primarily to fund loan growth while taking advantage of historically low interest rates at favorable terms.

Total stockholders' equity increased from $33.5 million at December 31, 2001 to $36.3 million at December 31, 2002 primarily as a result of retained net income of $2.0 million and a net unrealized gain on securities available for sale of $740,000. During 2002, the Company repurchased 1,834 shares of its common stock at an average price of $15.91 per share. At year end the Company had 336,020 shares remaining under its Board-authorized repurchase program of 345,000 shares.

Allowance for Loan Losses

Loans are the Bank's largest concentration of assets and continue to represent the most significant potential risk. In originating loans, the Bank recognizes that losses will be experienced and that the risk of loss will vary with, among other things, the type of loan made, the creditworthiness of the borrower over the term of the loan, general economic conditions and, in the case of a secured loan, the quality of the collateral. The Bank maintains an allowance for loan losses to absorb losses inherent in the loan portfolio. The allowance for loan losses represents management's estimate of probable loan losses based on information available as of the date of the financial statements. The allowance for loan losses is based on management's evaluation of the loan portfolio, including historical loan loss experience, delinquencies, known and inherent risks in the nature and volume of the loan portfolio, information about specific borrower situations, estimated collateral values, and economic conditions.

The loan portfolio is reviewed quarterly by management to evaluate the adequacy of the allowance for loan losses to determine the amount of any adjustment required after considering the loan charge-offs and recoveries for the quarter. Management applies a systematic methodology that incorporates its current judgments about the credit quality of the loan portfolio. In addition, the Office of Thrift Supervision (OTS), as an integral part of their examination process, periodically review the Bank's allowance for loan losses and may require the Bank to make additional provisions for estimated losses based on their judgments about information available to them at the time of their examination.

The methodology used in determining the allowance for loan losses includes segmenting the loan portfolio by identifying risk characteristics common to groups of loans, determining and measuring impairment of individual loans based on the present value of expected future cash flows or the fair value of collateral, and determining and measuring impairment for groups of loans with similar characteristics by applying loss factors that consider the qualitative factors which may effect the loss rates.

Specific allowances related to impaired loans and other classified loans are established where management has identified significant conditions or circumstances related to a loan that management believes indicate that a loss has been incurred. The identification of these loans results from the loan review process that identifies and monitors credits with weaknesses or conditions which call into question the full collection of the contractual payments due under the terms of the loan agreement. Factors considered by management include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due.

For loans evaluated on a group basis, management applies loss factors to groups of loans with common risk characteristics (i.e. residential mortgage loans, home equity loans, credit card loans). The loss factors are derived from the Bank's historical loss experience or, where the Bank does not have loss experience, the peer group loss experience. Peer group loss experience is used after evaluating the attributes of the Bank's loan portfolio as compared to the peer group. Loss factors are adjusted for significant environmental factors that, in management's judgment, affect the collectibility of the loan portfolio segment. The significant environmental factors include the levels and trends in charge-offs and recoveries, trends in volume and terms of loans, levels and trends in delinquencies, the effects of changes in underwriting standards and other lending practices or procedures, the experience and depth of the lending management and staff, effects of changes in credit concentration, changes in industry and market conditions and national and local economic trends and conditions. Management evaluates these conditions on a quarterly basis and evaluates and modifies the assumptions used in establishing the loss factors.

The allowance for loan losses was $1.2 million at December 31, 2002 and $1.1 million at December 31, 2001. Management has deemed these amounts as adequate on those dates based on its evaluation methodology. At December 31, 2002, nonperforming loans totaled $1.3 million or 0.43% of total assets. Included in nonperforming loans are loans over 90 days past due secured by one-to-four family residential real estate in the amount of $373,000, loans secured by commercial real estate of $203,000, commercial business loans of $7,000 and consumer loans in the amount of $147,000. These loans are accruing interest as the estimated value of the collateral and collection efforts are deemed sufficient to ensure full recovery.

Comparison of Operating Results for the Years Ended December 31, 2002 and 2001

Net Income. Net income was $3.2 million ($1.30 per share diluted) for the year ended December 31, 2002 compared to $3.1 million ($1.25 per share diluted) for the year ended December 31, 2001. The increase was attributable primarily to an increase in net interest income of $993,000 offset by an increase in the provision for loan losses of $239,000 and noninterest expenses of $617,000.

Net Interest Income. Net interest income increased $993,000 or 10.9% from $9.1 million in 2001 to $10.1 million in 2002 primarily due to an increase in average interest-earning assets during 2002 and an increase in the interest rate spread offset by an increase in average interest-bearing liabilities.

Total interest income remained relatively unchanged for 2002 compared to 2001. This results from higher average balances for interest-earning assets offset by lower average yields due to the impact of lower market interest rates. Interest on loans receivable increased $28,000 and interest on investment securities increased $114,000 as a result of higher average balances in 2002 offset by lower average yields. Interest income on interest-bearing deposits with banks decreased $203,000 due to a decrease in the average yield and lower average balance. During 2002, management sought to reduce the average balance in short-term investments by focusing on loan originations and investments in debt securities. The average balance of total interest-earning assets increased from $251.2 million in 2001 to $280.0 million in 2002. During 2001, the Federal Reserve Bank lowered the discount rate by 4.50% from 5.75% in January to 1.25% at December 31, 2001. In November 2002, the discount rate was again lowered to 0.75%. While a majority of the loan and securities portfolios are fixed rate in nature, the Bank does hold variable rate investments and loans that have repriced during the year leading to a lower overall effective yield. Also, loan refinancings triggered by lower market interest rates have reduced the loan portfolio average yield. The average yield on total interest-earning assets decreased from 7.65% for 2001 to 6.85% for 2002 due to the decline in market interest rates.

Total interest expense decreased $1.0 million, or 10.6%, to $8.8 million for 2002 compared to $9.8 million for 2001 primarily due to a decrease in the average cost of funds offset by increases in average deposits and borrowings from the Federal Home Loan Bank. The average balances of interest-bearing deposits and advances from the Federal Home Loan Bank were $191.5 million and $46.8 million, respectively, for 2002 compared to $177.1 million and $34.9 million for 2001. The average cost of funds decreased from 4.64% in 2001 to 3.69% in 2002 due to lower market interest rates. For further information see "Average Balance Sheets" below. The changes in interest income and interest expense resulting from changes in volume and changes in rates for 2002 and 2001 are shown in the schedule captioned "Rate/Volume Analysis" included herein.

Provision for Loan Losses. The provision for loan losses was $305,000 for 2002 compared to $66,000 for 2001. During 2002, the net loan portfolio growth was $14.3 million. Residential and commercial real estate loans and consumer loans increased $12.8 million, $1.2 million, and $3.5 million, respectively, during this period while commercial business loans decreased $1.9 million. The consistent application of management's allowance methodology resulted in an increase in the level of the allowance for loan losses due to net charge-offs during 2002 of $190,000 compared to $147,000 for 2001 and the general weakening of economic conditions. The provisions were recorded to bring the allowance to the level determined in applying the allowance methodology after reduction for net charge-offs during the year. See "Allowance for Loan Losses".

Provisions for loan losses are charges to earnings to maintain the total allowance for loan losses at a level considered reasonable by management to provide for probable known and inherent loan losses based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specified impaired loans, and economic conditions. Although management uses the best information available, future adjustments to the allowance may be necessary due to changes in economic, operating, regulatory and other conditions that may be beyond the Bank's control. While the Bank maintains the allowance for loan losses at a level, which it considers adequate to provide for, estimated losses, there can be no assurance that further additions will not be made to the allowance for loan losses and that actual losses will not exceed the estimated amounts.

Noninterest income. Noninterest income increased $61,000 or 3.6%, for 2002 compared to 2001. During 2001, the Bank recognized gains of $124,000 on the sale of mortgage loans. The Bank sold no loans during 2002 in an effort to better leverage capital. Service charges on deposit accounts increased $152,000 from $1.2 million for 2001 to $1.4 million for 2002. Overdraft service charges on the new "Carefree Checking" account offered by the Bank is the primary reason for this increase.

Noninterest expense. Noninterest expense increased $617,000 or 10.4% to $6.5 million for 2002 compared to $5.9 million in 2001. The increase results primarily from increases in compensation and benefits, data processing expenses, and other operating expenses. Compensation and benefits expense increased $357,000 due to normal salary increases, an increase in staff, an increase in the cost of providing employee health insurance, and a reduction in the amount of compensation and benefit costs deferred in connection with loan originations. Data processing expenses increased $53,000 primarily due to increased automated teller machine processing fees and depreciation charges on new equipment purchased during 2001 and 2002. Other operating expenses increased $203,000 primarily due to increases in office supplies, correspondent bank charges and telephone expenses. Office supplies and telephone expenses have increased due to the Bank's growth and new systems implemented during 2002.

Income tax expense. Income tax expense for the year ended December 31, 2002 was $1.8 million, compared to $1.7 million for the same period in 2001. The effective tax rate for 2002 was 35.2% compared to 35.6 % for 2001. See Note 11 in the accompanying Notes to Consolidated Financial Statements.

AVERAGE BALANCE SHEETS

The following table sets forth certain information for the periods indicated regarding average balances of assets and liabilitiesas well as the total dollar amounts of interest income from average interest-earnings assets and interest expense on average interest-bearing liabilitiesand average yields and costs. Such yields and costs for the periods indicated are derived by dividing income or expense by the average historical cost balances of assets or liabilities, respectively, for the periods presented and do not give effect to changes in fair value that are included as a separate component of stockholders' equity. Average balances are derived from daily balances.

	Year ended December 31,								
	2002			2001			2000		
(Dollars in thousands)	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Yield/ Cost
Interest-earning assets:									
Loans receivable (1)	$208,308	$15,526	7.45%	$189,916	$15,512	8.17%	$167,981	$14,030	8.35%
Investment securities:									
Taxable (2)	55,775	2,804	5.03%	45,321	2,730	6.02%	40,580	2,608	6.43%
Tax-exempt (3)	9,488	648	6.83%	7,609	568	7.46%	7,325	570	7.78%
Total investment securities	65,263	3,452	5.29%	52,930	3,298	6.23%	47,905	3,178	6.63%
Federal funds sold	-	-	-	-	-	-	533	33	6.19%
Interest-bearing deposits with banks	6,351	190	2.99%	8,310	393	4.73%	5,794	352	6.08%
Total interest-earning assets	279,922	19,168	6.85%	251,156	19,203	7.65%	222,213	17,593	7.92%
Noninterest-earning assets	16,318			14,101			12,964		
Total assets	$296,240			$265,257			$235,177		
Interest-bearing liabilities									
Savings and interest-bearing demand deposits	$ 84,196	$ 1,185	1.41%	$ 76,445	$ 1,966	2.57%	$75,231	$2,735	3.64%
Time deposits	107,325	4,904	4.57%	100,681	5,714	5.68%	93,450	5,300	5.67%
Total deposits	191,521	6,089	3.18%	177,126	7,680	4.34%	168,681	8,035	4.76%
Retail repurchase agreements	186	3	1.61%	92	3	3.26%	-	-	-
FHLB advances	46,753	2,710	5.80%	34,885	2,159	6.19%	19,159	1,232	6.43%
Total interest-bearing liabilities	238,460	8,802	3.69%	212,103	9,842	4.64%	187,840	9,267	4.93%
Noninterest-bearing liabilities									
Noninterest-bearing deposits	19,533			18,205			15,243		
Other liabilities	3,384			2,295			2,376		
Total liabilities	261,377			232,603			205,459		
Stockholders' equity	34,863			32,654			29,718		
Total liabilities and stockholders' equity	$296,240			$265,257			$235,177		
Net interest income		$10,366			$ 9,361			$8,326	
Interest rate spread			3.16%			3.01%			2.99%
Net interest margin			3.70%			3.73%			3.75%
Ratio of average interest-earning assets to average interest-bearing liabilities			117.39%			118.41%			118.30%

(1) Average loans receivable includes nonperforming loans

(2) Includes taxable debt and equity securities and Federal Home Loan Bank Stock

(3) *Tax-exempt income has been adjusted to a tax equivalent basis using the federal marginal tax rate of 34%.*

RATE/VOLUME ANALYSIS

The following table sets forth the effects of changing rates and volumes on net interest income and interest expense. Information is provided with respect to (i) effects on interest income attributable to changes in volume (changes in volume multiplied by prior rate); (ii) effects attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) effects attributable to changes in rate and volume (change in rate multiplied by changes in volume). Tax exempt income has been adjusted to a tax-equivalent basis using the federal marginal tax rate of 34%.

	2002 Compared to 2001 Increase (Decrease) Due to				2001 Compared to 2000 Increase (Decrease) Due to			
	Rate	Volume	Rate/ Volume	Net	Rate	Volume	Rate/ Volume	Net
	(In thousands)							
Interest-earning assets:								
Loans receivable	$ (1,358)	$ 1,507	$ (135)	$ 14	$ (305)	$ 1,829	$ (42)	$ 1,482
Investment securities:								
Taxable	(450)	628	(104)	74	(165)	306	(19)	122
Tax-exempt	(48)	140	(12)	80	(23)	22	(1)	(2)
Total investment securities	(498)	768	(116)	154	(188)	328	(20)	120
Federal funds sold	-	-	-	-	(33)	(33)	33	(33)
Interest-bearing deposits with banks	(144)	(93)	34	(203)	(78)	153	(34)	41
Total net change in income on interest-earning assets	(2,000)	2,182	(217)	(35)	(604)	2,277	(63)	1,610
Interest-bearing liabilities:								
Interest-bearing deposits	(2,052)	628	(167)	(1,591)	(713)	397	(39)	(355)
Retail repurchase agreements	(2)	4	(2)	-	-	-	3	3
FHLB advances	(137)	734	(46)	551	(46)	1,011	(38)	927
Total net change in expense on interest-bearing liabilities	(2,191)	1,366	(215)	(1,040)	(759)	1,408	(74)	575
Net change in net interest income	$ 191	$ 816	$ (2)	$ 1,005	$ 155	$ 869	$ 11	$ 1,035

Liquidity and Capital Resources

The Bank's primary sources of funds are deposits and proceeds from loan repayments and prepayments, and from the sale and maturity of securities. The Bank may also borrow from the Federal Home Loan Bank of Indianapolis. While loan repayments and maturities and sales of securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by market interest rates, general economic conditions and competition. At December 31, 2002, the Bank had cash and interest-bearing deposits with banks of $12.7 million and securities available for sale with a fair value of $65.0 million. If the Bank requires funds beyond its ability to generate them internally, it has additional borrowing capacity with the Federal Home Loan Bank of Indianapolis and collateral eligible for repurchase agreements.

The Bank's primary investing activity is the origination of one-to-four family mortgage loans and, to a lesser extent, consumer, multi-family, commercial real estate, commercial business and residential construction loans. The Bank also invests in U.S. government and agency securities and mortgage-backed securities issued by U.S. government agencies.

The Bank must maintain an adequate level of liquidity to ensure the availability of sufficient funds to support loan growth and deposit withdrawals, to satisfy financial commitments and to take advantage of investment opportunities. At December 31, 2002, the Bank had total commitments to extend credit of $26.5 million. See Note 15 in the accompanying Notes to Consolidated Financial Statements. At December 31, 2002, the Bank had certificates of deposit scheduled to mature within one year of $50.8 million. Historically, the Bank has been able to retain a significant amount of its deposits as they mature.

The Bank is required to maintain specific amounts of capital pursuant to OTS regulations. As of December 31, 2002, the Bank was in compliance with all regulatory capital requirements which were effective as of such date with tangible, core and risk-based capital ratios of 10.9%, 10.9% and 19.5%, respectively. See Note 18 in the accompanying Notes to Consolidated Financial Statements.

Effect of Inflation and Changing Prices

The financial statements and related financial data presented in this report have been prepared in accordance with generally accepted accounting principles, which generally require the measurement of financial position and operating results in terms of historical dollars, without considering the changes in relative purchasing power of money over time due to inflation. The primary impact of inflation is reflected in the increased cost of the Bank's operations. Unlike most industrial companies, virtually all the assets and liabilities of the financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on the financial institutions performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Market Risk Analysis

Qualitative Aspects of Market Risk. The Bank's principal financial objective is to achieve long-term profitability while reducing its exposure to fluctuating market interest rates. The Bank has sought to reduce the exposure of its earnings to changes in market interest rates by attempting to manage the mismatch between asset and liability maturities and interest rates. In order to reduce the exposure to interest rate fluctuations, the Bank has developed strategies to manage its liquidity, shorten its effective maturities of certain interest-earning assets and decrease the interest rate sensitivity of its asset base. Management has sought to decrease the average maturity of its assets by emphasizing the origination of short-term commercial and consumer loans, all of which are retained by the Bank for its portfolio. The Bank relies on retail deposits as its primary source of funds. Management believes retail deposits, compared to brokered deposits, reduce the effects of interest rate fluctuations because they generally represent a more stable source of funds.

Quantitative Aspects of Market Risk. The Bank does not maintain a trading account for any class of financial instrument nor does the Bank engage in hedging activities or purchase high-risk derivative instruments. Furthermore, the Bank is not subject to foreign currency exchange rate risk or commodity price risk.

The Bank uses interest rate sensitivity analysis to measure its interest rate risk by computing changes in NPV (net portfolio value) of its cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. NPV represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 100 to 300 basis point increase or decrease in market interest rates with no effect given to any steps that management might take to counter the effect of that interest rate movement. Using data compiled by the OTS, the Bank receives a report that measures interest rate risk by modeling the change in NPV (net portfolio value) over a variety of interest rate scenarios. This procedure for measuring interest rate risk was developed by the OTS to replace the "gap" analysis (the difference between interest-earning assets and interest-bearing liabilities that mature or reprice within a specific time period).

The following table is provided by the OTS and sets forth the change in the Bank's NPV at December 31, 2002, based on OTS assumptions, that would occur in the event of an immediate change in interest rates, with no effect given to any steps that management might take to counteract that change. Due to the level of market interest rates at December 31, 2002, the table provides information for only a sustained 100 basis point decrease in market interest rates.

	At December 31, 2002				
	Net Portfolio Value			Net Portfolio Value as a Percent of Present Value of Assets	
Change In Rates	Dollar Amount	Dollar Change	Percent Change	NPV Ratio	Change
	(Dollars in thousands)				
300bp	$32,637	$ (7,632)	(19)%	10.66%	(178)bp
200bp	36,565	(3,704)	(9)	11.68	(76)bp
100bp	39,685	(584)	(1)	12.42	(2)bp
--bp	40,269	-	-	12.44	--bp
(100)bp	38,533	(1,736)	(4)	11.82	(62)bp

The above table indicates that in the event of a sudden and sustained increase or decrease in prevailing market interest rates, the Bank's NPV would be expected to decrease. The expected decrease in the Bank's NPV is primarily attributable to the relatively high percentage of fixed-rate loans in the Bank's loan portfolio. At December 31, 2002, approximately 75% of the loan portfolio consisted of fixed-rate loans.

Certain assumptions utilized by the OTS in assessing the interest rate risk of savings associations within its region were utilized in preparing the preceding table. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under differing interest rate scenarios, among others.

As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate mortgage loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates of deposit could deviate significantly from those assumed in calculating the table.



MONROE SHINE
KNOWLEDGE FOR TODAY . . . VISION FOR TOMORROW
222 EAST MARKET STREET, P.O. BOX 1407, NEW ALBANY, IN 47150
PHONE: 812.945.2311 • FAX: 812.945.2603

Independent Auditor's Report

The Board of Directors
First Capital, Inc.
Corydon, Indiana

We have audited the accompanying consolidated balance sheets of **First Capital, Inc. and Subsidiaries** as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity and cash flows for the years ended December 31, 2002 and 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of **First Capital, Inc. and Subsidiaries** as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years ended December 31, 2002 and 2001 in conformity with accounting principles generally accepted in the United States of America.

Monroe Shine

New Albany, Indiana
January 17, 2003

FIRST CAPITAL, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS		
Cash and due from banks	$ 6,609,568	$ 7,183,882
Interest-bearing deposits with banks	6,043,699	5,198,423
Securities available for sale, at fair value	64,980,033	54,891,268
Securities held to maturity (fair value $1,553,248; $1,850,258 in 2001)	1,474,236	1,835,651
Loans receivable, net of allowance for loan losses of $1,218,246 in 2002 and $1,102,653 in 2001	215,996,193	201,730,217
Federal Home Loan Bank stock, at cost	2,716,000	2,178,800
Foreclosed real estate held for sale	102,300	212,293
Premises and equipment	7,000,741	5,940,291
Accrued interest receivable	1,794,313	1,841,245
Cash value of life insurance	1,266,917	1,214,260
Other assets	568,647	597,015
Total Assets	$ 308,552,647	$ 282,823,345
LIABILITIES		
Deposits:		
Noninterest-bearing	$ 20,051,772	$ 18,629,242
Interest-bearing	196,150,460	185,492,942
Total deposits	216,202,232	204,122,184
Retail repurchase agreements	456,732	284,221
Advances from Federal Home Loan Bank	53,319,551	42,824,645
Accrued interest payable	1,127,553	1,252,736
Other liabilities	1,116,805	858,894
Total Liabilities	272,222,873	249,342,680
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Preferred stock of $.01 par value per share Authorized 1,000,000 shares; none issued	-	-
Common stock of $.01 par value per share Authorized 5,000,000 shares; issued 2,551,763 shares (2,545,961 shares in 2001)	25,518	25,460
Additional paid-in capital	12,954,838	12,878,050
Retained earnings-substantially restricted	23,079,438	21,127,319
Accumulated other comprehensive income	970,977	231,153
Unearned stock compensation	(143,582)	(212,083)
Unearned ESOP shares	(440,760)	(481,760)
Less treasury stock, at cost - 8,980 shares (7,146 shares in 2001)	(116,655)	(87,474)
Total Stockholders' Equity	36,329,774	33,480,665
Total Liabilities and Stockholders' Equity	$ 308,552,647	$ 282,823,345

See notes to consolidated financial statements.

FIRST CAPITAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
INTEREST INCOME		
Loans, including fees	$ 15,489,849	$ 15,462,139
Securities:		
Taxable	2,660,755	2,600,194
Tax-exempt	427,903	374,889
Federal Home Loan Bank dividends	143,276	130,078
Interest-bearing deposits in banks	190,111	392,708
Total interest income	18,911,894	18,960,008
INTEREST EXPENSE		
Deposits	6,089,360	7,679,827
Retail repurchase agreements	2,589	2,831
Advances from Federal Home Loan Bank	2,709,548	2,159,527
Total interest expense	8,801,497	9,842,185
Net interest income	10,110,397	9,117,823
Provision for loan losses	305,000	66,000
Net interest income after provision for loan losses	9,805,397	9,051,823
NONINTEREST INCOME		
Service charges on deposit accounts	1,382,286	1,230,002
Commission income	260,655	244,644
Gain on sale of securities	18,229	15,555
Net gain on sale of mortgage loans	-	123,591
Other income	75,351	91,895
Total noninterest income	1,736,521	1,705,687
NONINTEREST EXPENSE		
Compensation and benefits	3,554,330	3,197,793
Occupancy and equipment	745,997	741,007
Data processing	508,369	455,566
Other expenses	1,722,224	1,549,479
Total noninterest expense	6,530,920	5,943,845
Income before income taxes	5,010,998	4,813,665
Income tax expense	1,762,639	1,714,422
Net Income	$ 3,248,359	$ 3,099,243
Net income per common share, basic	$ 1.31	$ 1.26
Net income per common share, diluted	$ 1.30	$ 1.25

See notes to consolidated financial statements.

FIRST CAPITAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2002 AND 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unearned Stock Compensation	Unearned ESOP Shares	Treasury Stock	Total
Balances at January 1, 2001	$ 25,373	$ 12,811,494	$ 19,221,842	$ (145,398)	$ (282,854)	$ (522,760)	$ -	$ 31,107,697
COMPREHENSIVE INCOME								
Net income	-	-	3,099,243	-	-	-	-	3,099,243
Other comprehensive income:								
Change in unrealized gain on securities available for sale, net of deferred income tax expense of $246,981	-	-	-	376,551	-	-	-	376,551
Less: Reclassification adjustment	-	-	-	-	-	-	-	-
Total comprehensive income								3,475,794
Cash dividends ($0.48 per share)	-	-	(1,193,766)	-	-	-	-	(1,193,766)
Options exercised	87	50,283	-	-	-	-	-	50,370
Shares released by ESOP trust	-	16,273	-	-	-	41,000	-	57,273
Stock compensation expense	-	-	-	-	70,771	-	-	70,771
Purchase of 7,146 treasury shares	-	-	-	-	-	-	(87,474)	(87,474)
Balances at December 31, 2001	25,460	12,878,050	21,127,319	231,153	(212,083)	(481,760)	(87,474)	33,480,665
COMPREHENSIVE INCOME								
Net income	-	-	3,248,359	-	-	-	-	3,248,359
Other comprehensive income:								
Change in unrealized gain on securities available for sale, net of deferred income tax expense of $492,135	-	-	-	750,317	-	-	-	750,317
Less: Reclassification adjustment net of deferred income tax benefit of $6,883	-	-	-	(10,493)	-	-	-	(10,493)
Total comprehensive income								3,988,183
Cash dividends ($0.52 per share)	-	-	(1,296,240)	-	-	-	-	(1,296,240)
Restricted stock grants	-	1,523	-	-	(7,894)	-	6,371	-
Forfeiture of restricted stock	-	-	-	-	6,371	-	(6,371)	-
Options exercised	58	47,913	-	-	-	-	-	47,971
Shares released by ESOP trust	-	27,352	-	-	-	41,000		68,352
Stock compensation expense	-	-	-	-	70,024	-	-	70,024
Purchase of 1,834 treasury shares	-	-	-	-	-	-	(29,181)	(29,181)
Balances at December 31, 2002	$ 25,518	$ 12,954,838	$ 23,079,438	$ 970,977	$ (143,582)	$ (440,760)	$ (116,655)	$ 36,329,774

See notes to consolidated financial statements.

FIRST CAPITAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 3,248,359	$ 3,099,243
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization of premium and accretion of discount on securities, net	218,461	30,847
Depreciation expense	480,393	463,264
Deferred income taxes	(24,088)	18,971
ESOP and stock compensation expense	138,376	128,044
Increase in cash value of life insurance	(52,657)	(53,275)
Provision for loan losses	305,000	66,000
Net gain on sale of securities	(18,229)	(15,555)
Proceeds from the sale of mortgage loans	-	5,488,218
Mortgage loans originated for sale	-	(5,364,627)
Net gain on sale of mortgage loans	-	(123,591)
Net gain on sale of foreclosed real estate	(14,506)	-
Net change in other assets/liabilities	(253,135)	165,754
Net Cash Provided By Operating Activities	4,027,974	3,903,293
CASH FLOWS FROM INVESTING ACTIVITIES		
Net (increase) decrease in interest-bearing deposits with banks	(845,276)	259,990
Purchase of securities available for sale	(26,590,589)	(42,716,013)
Purchase of securities held to maturity	(1,100,000)	(500,000)
Proceeds from maturities of securities available for sale	15,177,000	21,938,000
Proceeds from maturities of securities held to maturity	1,218,800	9,270,100
Proceeds from sale of securities available for sale	693,402	-
Proceeds from sale of securities held to maturity	150,750	356,432
Principal collected on mortgage-backed securities	1,748,130	1,540,387
Net increase in loans receivable	(14,771,683)	(22,618,022)
Purchase of Federal Home Loan Bank stock	(537,200)	(675,000)
Proceeds from sale of foreclosed real estate	325,206	32,422
Purchase of premises and equipment	(1,540,843)	(175,809)
Net Cash Used By Investing Activities	(26,072,303)	(33,287,513)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net increase in deposits	12,080,048	18,754,032
Advances from Federal Home Loan Bank	15,000,000	16,000,000
Repayment of advances from Federal Home Loan Bank	(4,505,094)	(3,249,562)
Net increase in retail repurchase agreements	172,511	284,221
Exercise of stock options	47,971	50,370
Purchase of treasury stock	(29,181)	(87,474)
Dividends paid	(1,296,240)	(1,193,766)
Net Cash Provided By Financing Activities	21,470,015	30,557,821
Net Increase (Decrease) in Cash and Due From Banks	(574,314)	1,173,601
Cash and due from banks at beginning of year	7,183,882	6,010,281
Cash and Due From Banks at End of Year	$ 6,609,568	$ 7,183,882

See notes to consolidated financial statements.

FIRST CAPITAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

First Capital, Inc. (the Company) is the thrift holding company of First Harrison Bank (the Bank), a wholly-owned subsidiary. The Bank is a federally-chartered savings bank which provides a variety of banking services to individuals and business customers through nine locations in Southern Indiana. The Bank's primary source of revenue is single-family residential loans. The Bank's wholly-owned subsidiary, First Harrison Financial Services, Inc., sells property and casualty insurance and non-deposit investment products.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

Reclassifications

Certain prior year amounts have been reclassified to conform with the current year presentation.

Statements of Cash Flows

For purposes of the statements of cash flows, the Bank has defined cash and cash equivalents as those amounts included in the balance sheet caption "Cash and due from banks."

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of foreclosed real estate. In connection with the determination of estimated losses on loan and foreclosed real estate, management obtains appraisals for significant properties.

While management uses available information to recognize losses on loans and foreclosed real estate, further reductions in the carrying amounts of loans and foreclosed assets may be necessary based on changes in local economic conditions. In addition, as an integral part of their examination process, regulatory agencies periodically review the estimated losses on loans and foreclosed real estate. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible the estimated losses on loans and foreclosed real estate may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

Securities Available for Sale

Securities available for sale consist of debt and equity securities and are stated at fair value. Amortization of premium and accretion of discount are recognized in interest income using the interest method over the remaining period to maturity, adjusted for anticipated prepayments. Mortgage-backed securities represent participating interests in pools of long-term first mortgage loans originated and serviced by issuers of the securities. Unrealized gains and losses, net of tax, on securities available for sale are reported as a separate component of stockholders' equity until realized. Realized gains and losses on the sale of securities available for sale are determined using the specific identification method.

(1 - continued)

Securities Held to Maturity

Debt securities for which the Bank has the positive intent and ability to hold to maturity are carried at cost, adjusted for amortization of premium and accretion of discount using the interest method over the remaining period to maturity, adjusted for anticipated prepayments. Mortgage-backed securities represent participating interests in pools of long-term first mortgage loans originated and serviced by issuers of the securities.

Loans

Loans receivable are stated at unpaid principal balances, less net deferred loan fees and the allowance for loan losses. The Bank's real estate loan portfolio consists primarily of long-term loans, collateralized by first mortgages on single-family residences and multi-family residential properties located in the southern Indiana area and commercial real estate loans. In addition to real estate loans, the Bank makes commercial loans and consumer loans.

Loan origination fees and certain direct costs of underwriting and closing loans are deferred and the net fee or cost is recognized as an adjustment to interest income over the contractual life of the loans using the interest method.

The accrual of interest is discontinued on a loan when, in the judgment of management, the probability of collection of interest is deemed to be insufficient to warrant further accrual. The Bank does not accrue interest on loans past due 90 days or more except when the estimated value of collateral and collection efforts are deemed sufficient to ensure full recovery. When a loan is placed on non accrual status, previously accrued but unpaid interest is charged against interest income.

Interest payments on nonaccrual loans, including specific impaired loans, are accounted for as interest income using the cash receipts method or cost recovery method until qualifying for return to accrual. Generally, the cash receipts method is used when the likelihood of further loss on the loan is remote. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

The Bank's practice is to charge off any loan or portion of a loan when the loan is determined by management to be uncollectible due to the borrower's failure to meet repayment terms, the borrower's deteriorating or deteriorated financial condition, the depreciation of the underlying collateral, the loans classification as a loss by regulatory examiners, or for other reasons.

The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specified impaired loans, and economic conditions. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries. Changes in the allowance relating to impaired loans are charged or credited to the provision for loan losses. Because of uncertainties inherent in the estimation process, management's estimate of credit losses inherent in the loan portfolio and the related allowance may change in the near term.

(1 - continued)

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis by either the present value of expected future cash flows at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent.

Foreclosed Real Estate Held for Sale

Foreclosed real estate is carried at the lower of fair value minus estimated costs to sell or cost. Costs of holding foreclosed real estate are charged to expense in the current period, except for significant property improvements, which are capitalized. Valuations are periodically performed by management and an allowance is established by a charge to non-interest expense if the carrying value exceeds the fair value minus estimated costs to sell. The net expense from operations of foreclosed real estate held for sale is reported in non-interest expense.

Premises and Equipment

The Bank uses the straight line and accelerated methods of computing depreciation at rates adequate to amortize the cost of the applicable assets over their useful lives. Items capitalized as part of premises and equipment are valued at cost. Maintenance and repairs are expensed as incurred. The cost and related accumulated depreciation of assets sold, or otherwise disposed of, are removed from the related accounts and any gain or loss is included in earnings.

Mortgage Servicing Rights and Loan Servicing

Mortgage servicing rights are recognized as separate assets when servicing rights are acquired through purchase or loan originations when there is a definitive plan to sell the underlying loan. Capitalized mortgage servicing rights are periodically evaluated for impairment based on the fair value of those rights. Capitalized mortgage servicing rights are amortized in proportion to, and over the period of, estimated future net servicing income of the underlying mortgage loans.

Loan servicing fees are recognized in income as monthly principal and interest payments are collected on mortgages. Costs of loan servicing are charged to expense as incurred.

Income Taxes

Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of available for sale securities, allowance for loan losses, accumulated depreciation and accrued income and expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

(1 - continued)

Stock-Based Compensation

Under the provisions of SFAS 123, *Accounting for Stock-Based Compensation*, the Company elects to measure and recognize compensation cost related to stock-based compensation plans using the intrinsic value method and discloses the pro forma effect of applying the fair value method contained in SFAS 123. Accordingly, no compensation cost is charged against earnings for stock options granted under the Company's stock-based compensation plans.

Recent Accounting Pronouncements

In June 2001, FASB issued SFAS 143, *Accounting for Asset Retirement Obligations*. This statement applies to all entities and the legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset, except for certain obligations of lessees. This statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The implementation of this standard is not expected to have a material impact on the Company's financial condition and results of operations.

In August 2001, FASB issued SFAS 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. This statement supersedes SFAS 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of*, and establishes a single financial accounting model for long-lived assets to be disposed of by sale. The statement retains the requirements of SFAS 121 to recognize an impairment loss if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and measure an impairment loss as the difference between the carrying amount and the fair value of the asset. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. The implementation of this standard had no material impact on the Company's financial condition or results of operations.

In May 2002, FASB issued SFAS 145, *Rescission of FASB Statements 4, 44, and 64, Amendment of FASB Statement 13, and Technical Corrections as of April 2002*. This Statement rescinds SFAS 4, *Reporting Gains and Losses from Extinguishment of Debt*, and an amendment of that Statement, SFAS 64, *Extinguishment of Debt Made to Satisfy Sinking-Fund Requirements*. This Statement also rescinds SFAS 44, *Accounting for Intangible Assets of Motor Carriers*, and amends SFAS 13, *Accounting for Leases*, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. This statement is effective for transactions occurring after May 15, 2002. The implementation of this standard had no material impact on the Company's financial condition or results of operations.

In June 2002, FASB issued SFAS 146, *Accounting for Costs Associated with Exit or Disposal Activities*. This statement addresses the accounting and reporting for costs associated with exit or disposal activities and nullifies previous guidance. The principal difference between this statement and prior guidance is that a liability for a cost associated with an exit or disposal activity can only be recognized when actually incurred versus the date when management commits to the plan. This statement establishes that fair value is the objective for initial measurement of the liability. This statement is effective for exit or disposal activities that are initiated after December 31, 2002. The implementation of this standard is not expected to have a material impact on the Company's financial condition or results of operations.

(1 - continued)

In October 2002, the FASB issued SFAS 147, *Acquisitions of Certain Financial Institutions, an amendment of FASB Statements 72 and 144 and FASB Interpretation 9,* which addresses the financial accounting and reporting for the acquisitions of all or part of a financial institution. SFAS 147 removes acquisitions of financial institutions, except for transactions between two or more mutual enterprises, from the scope of both SFAS 72 and Interpretation 9 and requires that those transactions be accounted for in accordance with SFAS 141, *Business Combinations,* and SFAS 142, *Goodwill and Other Intangible Assets.* SFAS 147 also amends SFAS 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* to include in its scope long-term customer-relationship and credit cardholder intangible assets, and requires companies to cease amortization of unidentifiable assets associated with certain branch acquisitions. The provisions of this statement were effective beginning October 1, 2002. The implementation of this standard had no material impact on the Company's financial condition or results of operation.

In November 2002, the FASB issued FASB Interpretation (FIN 45), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,* which elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this interpretation are applied prospectively to guarantees issued or modified after December 31, 2002. The adoption of these recognition provisions will result in recording liabilities associated with certain guarantees provided by the Company. These currently include standby letters of credit. The disclosure requirements of this interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The implementation of the recognition provisions of this interpretation are not expected to have a material impact on the Company's financial condition or results of operation.

(2) PENDING MERGER

On September 25, 2002, the Company and Hometown Bancshares, Inc. (Hometown), a bank holding company for Hometown National Bank in New Albany, Indiana, entered into an agreement and plan of merger whereby each of the issued and outstanding common shares of Hometown will be exchanged for shares of the Company's common stock or $46.50 in cash per share. The number of shares of the Company's common stock to be exchanged for each share of Hometown's common stock will be based on the average closing price of the Company's common stock over a twenty day trading period shortly before the closing of the merger. Elections to receive stock, cash or a combination of stock and cash by the Hometown shareholders will be limited by a requirement that 50% of the total number of outstanding shares of Hometown's common stock be exchanged for Company common stock. The merger is subject to regulatory and shareholder approvals. The merger is expected to be completed in March 2003.

(3) RESTRICTION ON CASH AND DUE FROM BANKS

The Bank is required to maintain reserve balances on hand and with the Federal Reserve Bank which are noninterest bearing and unavailable for investment. The average amount of those reserve balances for the year ended December 31, 2002 and 2001 were approximately $1,649,000 and $1,104,000 respectively.

FIRST CAPITAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2002 AND 2001

(4) INVESTMENT SECURITIES

Debt and equity securities have been classified in the balance sheets according to management's intent. Investment securities at December 31, 2002 and 2001 are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2002:				
Securities available for sale:				
Mortgage-backed securities:				
FNMA certificates	$ 1,759,759	$ 25,638	$ -	$ 1,785,397
GNMA certificates	874,617	7,608	-	882,225
FHLMC certificates	200,241	2,539	-	202,780
FNMA REMICS	2,008,096	32,698	-	2,040,794
FHLMC REMICS	5,989,820	62,590	163	6,052,247
	10,832,533	131,073	163	10,963,443
Other debt securities:				
Federal agency	41,078,195	1,160,051	2,242	42,236,004
Municipal	10,223,239	320,196	9,529	10,533,906
	62,133,967	1,611,320	11,934	63,733,353
Mutual funds	1,238,223	36,059	27,602	1,246,680
Total securities available for sale	$ 63,372,190	$ 1,647,379	$ 39,536	$ 64,980,033
Securities held to maturity:				
Mortgage-backed securities:				
FNMA certificates	$ 183,534	$ 2,901	$ 8,932	$ 177,503
GNMA certificates	114,194	3,655	260	117,589
	297,728	6,556	9,192	295,092
Other debt securities:				
Municipal	1,176,508	81,648	-	1,258,156
Total securities held to maturity	$ 1,474,236	$ 88,204	$ 9,192	$ 1,553,248
December 31, 2001:				
Securities available for sale:				
Mortgage-backed securities:				
FNMA certificates	$ 457,668	$ -	$ 10,716	$ 446,952
GNMA certificates	1,785,617	6,480	-	1,792,097
FHLMC certificates	310,174	4,523	-	314,697
FNMA REMICS	2,022,167	4,639	19,487	2,007,319
FHLMC REMICS	2,033,426	16,353	19,394	2,030,385
	6,609,052	31,995	49,597	6,591,450
Other debt securities:				
Federal agency	39,662,021	528,972	117,898	40,073,095
Municipal	7,061,710	71,290	72,106	7,060,894
	46,723,731	600,262	190,004	47,133,989
Mutual funds	1,175,717	10,218	20,106	1,165,829
Total securities available for sale	$ 54,508,500	$ 642,475	$ 259,707	$ 54,891,268

(4 – continued)

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2001:				
Securities held to maturity:				
Mortgage-backed securities:				
FNMA certificates	$ 240,634	$ 1,554	$ 4,644	$ 237,544
GNMA certificates	152,014	1,610	736	152,888
	392,648	3,164	5,380	390,432
Other debt securities:				
Municipal	1,443,003	16,823	-	1,459,826
Total securities held to maturity	$ 1,835,651	$ 19,987	$ 5,380	$ 1,850,258

During 2002 and 2001, the Bank sold non-rated municipal securities classified as held to maturity with an amortized cost of $149,897 and $356,432, respectively, and realized gross gains of $853 and $15,555, respectively. These securities were sold as a result of an Office of Thrift Supervision (OTS) examination in 2000 which required divestiture of these holdings within three years. The OTS limits the holdings of non-rated municipal securities to those issued by a municipality in which the institution has an office. Through the merger with HCB Bancorp in January 2000, the Bank acquired certain non-rated municipal securities issued by municipalities in which the Bank does not have an office. At March 31, 2001, the Bank transferred from the held to maturity category to the available for sale category certain non-rated municipal securities with an amortized cost of $182,376.

During 2002, the Bank sold available for sale securities for total proceeds of $693,402, resulting in gross realized gains of $17,376.

The amortized cost and fair value of debt securities as of December 31, 2002, by contractual maturity, are shown below. Expected maturities of mortgage-backed securities may differ from contractual maturities because the mortgages underlying the obligations may be prepaid without penalty.

	Securities Available for Sale		Securities Held to Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 4,144,130	$ 4,275,271	$ 114,000	$ 114,150
Due after one year through five years	38,843,276	39,990,125	188,508	194,335
Due after five years through ten years	5,334,978	5,502,672	74,000	74,000
Due after ten years	2,979,050	3,001,842	800,000	875,671
	51,301,434	52,769,910	1,176,508	1,258,156
Mortgage-backed securities	10,832,533	10,963,443	297,728	295,092
	$ 62,133,967	$ 63,733,353	$ 1,474,236	$ 1,553,248

Investment securities with a carrying amount of $499,475 were pledged to secure public deposits at December 31, 2002.

FIRST CAPITAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2002 AND 2001

(5) LOANS

Loans receivable at December 31, 2002 and 2001 consisted of the following:

	2002	2001
Real estate mortgage loans:		
Residential	$ 145,467,644	$ 132,348,492
Land	4,820,715	4,381,011
Residential construction	9,782,878	10,476,939
Commercial real estate	16,760,389	15,810,867
Commercial business loans	9,440,238	11,339,361
Consumer loans:		
Home equity and second mortgage loans	18,639,762	12,962,816
Automobile loans	9,597,787	10,376,402
Loans secured by savings accounts	1,249,277	1,309,396
Unsecured loans	1,192,579	1,721,400
Other consumer loans	4,176,322	4,949,299
Gross loans receivable	221,127,591	205,675,983
Less:		
Deferred loan origination fees, net	25,864	116,189
Undisbursed portion of loans in process	3,887,288	2,726,924
Allowance for loan losses	1,218,246	1,102,653
	5,131,398	3,945,766
Loans receivable, net	$ 215,996,193	$ 201,730,217

Mortgage loans serviced for the benefit of others amounted to $5,182,427 and $10,061,396 at December 31, 2002 and 2001, respectively. The balance of capitalized mortgage servicing rights, carried at estimated fair value, included in other assets at December 31, 2002 and 2001, was $66,119 and $124,231, respectively. The estimated fair value of mortgage servicing rights was determined using discount rates ranging from 7.5 to 10 percent and prepayment speeds ranging from .06 percent to 33.48 percent, depending upon the stratification of the specific rights. The Bank had no capitalized mortgage servicing rights during 2002. The Bank capitalized mortgage servicing rights of $77,206 for the year ended December 31, 2001. The Bank recognized amortization of $58,112 and $68,836, for the years ended December 31, 2002 and 2001, respectively.

An analysis of the allowance for loan losses is as follows:

	2002	2001
Beginning balances	$ 1,102,653	$ 1,183,638
Provision	305,000	66,000
Recoveries	57,552	74,940
Loans charged-off	(246,959)	(221,925)
Ending balances	$ 1,218,246	$ 1,102,653

At December 31, 2002 and 2001, the total recorded investment in loans on nonaccrual amounted to approximately $607,000 and 787,000, respectively. The total recorded investment in loans past due ninety days or more and still accruing interest amounted to approximately $730,000 and $471,000 at December 31, 2002 and 2001, respectively. The total recorded investment in loans specifically classified as impaired amounted to $1,158,000 and $806,000 at December 31, 2002 and 2001, respectively. The average recorded investment in impaired loans amounted to approximately $1,085,000 and $356,000 for the years ended December 31, 2002 and 2001, respectively. The Bank had a specific allowance for loan losses related to impaired loans of $420,072 and $165,729 at December 31, 2002 and 2001, respectively. Interest income on impaired loans of $82,225 and $18,374 was recognized for cash payments received in 2002 and 2001, respectively.

(5 - continued)

The Bank has entered into loan transactions with certain directors, officers and their affiliates (related parties). In the opinion of management, such indebtedness was incurred in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with other persons.

The following table represents the aggregate activity for related party loans during the year ended December 31, 2002:

Beginning balance	$ 1,916,740
New loans	388,073
Payments	(198,568)
Ending balance	$ 2,106,245

The Bank has purchased commercial paper from a corporation where a director is considered a related party. In the opinion of management, these transactions were made in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with unrelated parties. During the year ended December 31, 2002, the Bank granted- approximately $1,827,000, to customers of the corporation and such loans had an aggregate outstanding balance of approximately $3,295,000 and $1,957,000 at December 31, 2002 and 2001, respectively.

(6) PREMISES AND EQUIPMENT

Premises and equipment as of December 31 consisted of the following:

	2002	2001
Land and land improvements	$ 1,671,929	$ 1,146,490
Leasehold improvements	157,777	153,077
Office buildings	5,224,823	4,870,478
Furniture, fixtures and equipment	2,813,271	2,308,390
	9,867,800	8,478,435
Less accumulated depreciation	2,867,059	2,538,144
Totals	$ 7,000,741	$ 5,940,291

(7) DEPOSITS

The aggregate amount of time deposit accounts with balances of $100,000 or more was approximately $25,129,000 and $24,592,000 at December 31, 2002 and 2001, respectively. Deposit account balances in excess of $100,000 are not federally insured.

At December 31, 2002, scheduled maturities of time deposits were as follows:

Year ending December 31:	
2003	$ 50,757,566
2004	15,227,738
2005	15,180,207
2006	13,574,380
2007 and thereafter	12,857,933
Total	$ 107,597,822

The Bank held deposits of approximately $7,027,000, and $6,670,000 for related parties at December 31, 2002 and 2001, respectively.

(8) RETAIL REPURCHASE AGREEMENTS

Retail repurchase agreements represent overnight borrowings from deposit customers and the debt securities sold under the repurchase agreements were under the control of the Bank at December 31, 2002 and 2001. Information concerning borrowings under repurchase agreements at December 31, 2002 and 2001 and for the years then ended is summarized as follows:

	2002	2001
Weighted average interest rate during the year	1.39%	3.12%
Average daily balance	$ 185,929	$ 90,752
Maximum month-end balance during the year	$ 456,732	$ 578,534
Amortized cost of debt securities underlying the agreements	$ 1,009,365	$ 1,019,710
Fair value of debt securities underlying the agreements	$ 1,040,721	$ 1,056,644

(9) ADVANCES FROM FEDERAL HOME LOAN BANK

At December 31, 2002 and 2001, advances from the Federal Home Loan Bank were as follows:

	2002		2001	
	Weighted Average Rate	Amount	Weighted Average Rate	Amount
Fixed rate advances	5.49%	$ 53,319,551	5.87%	$ 42,824,645

At December 31, 2002, advances from the Federal Home Loan Bank totaling $20,000,000 were putable advances whereby the Federal Home Loan Bank will automatically convert the fixed rate advance to a variable rate should the market interest rate exceed a pre-determined strike rate.

The following is a schedule of maturities for advances outstanding as of December 31, 2002:

Due in:	
2003	$ 3,678,004
2004	3,142,497
2005	8,501,821
2006	4,061,097
2007	5,742,274
Thereafter	28,193,858
Total	$ 53,319,551

The advances are secured under a blanket collateral agreement. At December 31, 2002, the carrying value of residential mortgage loans and investment securities pledged as security for the advances was $127,882,941 and $1,014,493, respectively.

(10) LEASE COMMITMENTS

On April 1, 1997, the Bank entered into a noncancellable sub-lease agreement for a branch office for an initial lease term of eight years. The sub-lessor has a fixed term lease with the owner with an initial term expiring November 30, 2003. The Bank also has a noncancellable lease agreement for a branch office dated December 1, 1995 that expires in the year 2005.

FIRST CAPITAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2002 AND 2001

(10 - continued)

The following is a schedule by years of future minimum rental payments required under these operating leases:

Year ending December 31:	
2003	$ 30,833
2004	19,200
2005	17,600
Total minimum payments required	$ 67,633

Total minimum rental expense for all operating leases for each of the periods ended December 31, 2002 and 2001 amounted to $31,890.

(11) INCOME TAXES

The components of income tax expense were as follows:

	2002	2001
Current	$ 1,786,727	$ 1,695,451
Deferred	(24,088)	18,971
Totals	$ 1,762,639	$ 1,714,422

Significant components of the deferred tax assets and liabilities as of December 31, 2002 and 2001 were as follows:

	2002	2001
Deferred tax assets (liabilities):		
Depreciation	$ (262,907)	$ (197,962)
Deferred loan fees and costs	(68,474)	(49,080)
Deferred compensation plans	163,496	153,176
Stock compensation plan	27,136	27,400
Allowance for loan losses	472,104	426,765
Post-1987 bad debt deduction	(28,633)	(57,266)
Unrealized gain on securities available for sale	(636,867)	(151,614)
Other	(18,244)	(42,641)
Net deferred tax asset (liability)	$ (352,389)	$ 108,778

The reconciliation of income tax expense with the amount which would have been provided at the federal statutory rate of 34 percent follows:

	2002	2001
Provision at federal statutory tax rate	$ 1,703,739	$ 1,636,646
State income tax-net of federal tax benefit	229,184	227,740
Tax-exempt interest income	(146,627)	(135,758)
Increase in cash value of life insurance	(17,903)	(18,114)
Other	(5,754)	3,908
Totals	$ 1,762,639	$ 1,714,422
Effective tax rate	35.2%	35.6%

(11 - continued)

Prior to July 1, 1996, the Bank was permitted by the Internal Revenue Code to deduct from taxable income an annual addition to a statutory bad debt reserve subject to certain limitations. Retained earnings at December 31, 2002 includes approximately $1,040,000 of cumulative deductions for which no deferred federal income tax liability has been recorded. Reduction of these reserves for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes subject to the then current corporate income tax rate. The unrecorded deferred liability on these amounts was approximately $354,000 at December 31, 2002.

Federal legislation enacted in 1996 repealed the use of the qualified thrift reserve method of accounting for bad debts for tax years beginning after December 31, 1995. As a result, the Bank discontinued the calculation of the annual addition to the statutory bad debt reserve using the percentage-of-taxable-income method and adopted the experience reserve method for banks. Under this method, the Bank computes its federal tax bad debt deduction based on actual loss experience over a period of years. The legislation required the Bank to recapture into taxable income over a six-year period its post-1987 additions to the qualified thrift statutory bad debt reserve, thereby generating additional tax liability. At December 31, 2002, the remaining unamortized balance of the post-1987 reserves totaled $84,214 for which a deferred tax liability of $28,633 has been recorded.

The legislation also provided that the Bank will not be required to recapture its pre-1988 statutory bad debt reserves if it ceases to meet the qualifying thrift definitional tests as provided under prior law and if the Bank continues to qualify as a "bank" under existing provisions of the Internal Revenue Code.

(12) EMPLOYEE BENEFIT PLANS

Defined Contribution Plan:

The Bank has a qualified contributory defined contribution plan available to all eligible employees. The plan allows participating employees to make tax-deferred contributions under Internal Revenue Code Section 401(k). The Bank contributed $128,359 and $109,773 to the plan for the years ended December 31, 2002 and 2001, respectively.

Employee Stock Ownership Plan:

On December 31, 1998, the Company established a leveraged employee stock ownership plan (ESOP) covering substantially all employees. The ESOP trust acquired 61,501 shares of Company common stock financed by a term loan with the Company. The employer loan and the related interest income are not recognized in the consolidated financial statements as the debt is serviced from Company contributions. Dividends payable on allocated shares are charged to retained earnings and are satisfied by the allocation of cash dividends to participant accounts. Dividends payable on unallocated shares are not considered dividends for financial reporting purposes. Shares held by the ESOP trust are allocated to participant accounts based on the ratio of the current year principal and interest payments to the total of the current year and future years principal and interest to be paid on the employer loan.

Compensation expense is recognized based on the average fair value of shares released for allocation to participant accounts during the year with a corresponding credit to stockholders' equity. Compensation expense recognized for the years ended December 31, 2002 and 2001 amounted to $68,327 and $50,251, respectively.

(12 - continued)

Company common stock held by the ESOP trust at December 31 was as follows:

	2002	2001
Allocated shares	$ 17,425	$ 13,325
Shares committed to be released	-	-
Unearned shares	44,076	48,176
Total ESOP shares	61,501	61,501
Fair value of unearned shares	$ 896,065	$ 693,734

(13) DEFERRED COMPENSATION PLANS

The Bank has a deferred compensation plan whereby certain officers will be provided specific amounts of income for a period of fifteen years following normal retirement. The benefits under the agreements become fully vested after four years of service beginning with the effective date of the agreements. The Bank accrues the present value of the benefits so the amounts required will be provided at the normal retirement dates and thereafter.

Assuming normal retirement, the benefits under the plan will be paid in varying amounts between 1999 and 2022. The Bank is the owner and beneficiary of insurance policies on the lives of these officers which may provide funds for a portion of the required payments. The agreements also provide for payment of benefits in the event of disability, early retirement, termination of employment or death. Deferred compensation expense for this plan was $30,839 and $28,051 for the years ended December 31, 2002 and 2001, respectively.

The Bank also has a directors' deferred compensation plan whereby a director defers into a retirement account a portion of his monthly director fees for a specified period to provide a specified amount of income for a period of fifteen years following normal retirement. The Bank also accrues the interest cost on the deferred obligation so the amounts required will be provided at the normal retirement dates and thereafter.

Assuming normal retirement, the benefits under the plan will be paid in varying amounts between 1995 and 2037. The agreements also provide for payment of benefits in the event of disability, early retirement, termination of service or death. Deferred compensation expense for this plan was $7,914 and $12,208 for the years ended December 31, 2002 and 2001, respectively.

(14) STOCK-BASED COMPENSATION PLANS

The Company applies APB No. 25 and related interpretations in accounting for its stock-based compensation plans. In accordance with SFAS No. 123, the Company elected to continue to apply the provisions of APB No. 25. However, pro forma disclosures as if the Company adopted the compensation cost recognition provisions of SFAS No. 123, are presented along with a summary of the plans and awards.

Restricted Stock Compensation Plan

The Company has a restricted stock compensation plan as an encouragement for directors, officers and key employees to remain in the employment or service of the Bank. The shares granted under the plan were in the form of restricted stock vesting over a five-year period beginning one year after

(14 - continued)

the date of grant of the award. Since the stock issued is held in escrow by the Company before some or all of the services are performed, unearned compensation is recorded as a reduction of stockholders' equity. Compensation expense is recognized pro rata over the period during which the shares are earned. The terms of the restricted stock compensation plan include a provision whereby all unearned shares become fully vested upon a change in control. Compensation expense of $70,024 and $70,771 was recognized for the years ended December 31, 2002 and 2001, respectively.

Stock Option Plan

The Company's stock option plan provides for issuance of up to 138,876 shares of the Company's authorized but unissued common stock to all employees, including any officer or employee-director. Under the plan, the Company may grant both non-qualified and qualified (i.e. incentive) stock options. In the case of incentive stock options, the aggregate fair value of the stock (determined at the time the incentive stock option is granted) for which any optionee may be granted incentive options which are first exercisable during any calendar year shall not exceed $100,000. Option prices may not be less than the fair market value of the underlying stock at the date of the grant.

Options granted generally vest ratably over five years and are exercisable in whole or in part for a period up to ten years from the date of the grant.

The following is a summary of the Company's stock options as of December 31, 2002 and 2001, and the changes for the years then ended:

	2002		2001	
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Outstanding at beginning of year	84,736	$ 10.46	93,629	$ 7.88
Granted	750	14.25	-	-
Exercised	5,802	7.98	8,638	5.83
Forfeited	5,761	10.69	256	7.81
Outstanding at end of year	73,923	$ 10.67	84,736	$10.46
Exercisable at end of year	37,555	$ 10.40	25,533	$ 9.52

For options outstanding at December 31, 2002, the following information is provided by range of exercise price:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number	Weighted Average Exercise Price
$6.24 - $7.41	4,364	$ 6.95	4.1 years	4,364	$ 6.95
$9.42 - $11.00	68,809	10.88	6.9 years	33,191	10.86
$14.25	750	14.25	9.1 years	-	-
$6.24 - $14.25	73,923	$ 10.68	6.8 years	37,555	$ 10.40

(14 - continued)

The Company accounts for the stock option plan under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under the stock option plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share as if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation.

	Years Ended December 31,	
	2002	2001
Net income, as reported	$ 3,248,359	$ 3,099,243
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(12,327)	(13,502)
Pro forma net income	$ 3,236,032	$ 3,085,742
Earnings per share:		
Basic - as reported	$ 1.31	$ 1.26
Basic - pro forma	$ 1.31	$ 1.25
Diluted - as reported	$ 1.30	$ 1.25
Diluted - pro forma	$ 1.29	$ 1.24

For purposes of providing the pro forma disclosures required under SFAS No. 123, the fair market value of stock options granted was estimated at the date of grant using the Black-Scholes option pricing model. The Black-Scholes option pricing model was originally developed for use in estimating the fair value of traded options which have different characteristics from the Company's employee stock options and require the use of highly subjective assumptions which can materially affect the fair value estimate. As a result, management believes that the Black-Scholes model may not necessarily provide a reliable measure of the fair value of employee stock options.

The following assumptions were used for grants for the year ended December 31, 2002:

Expected dividend yields	3.14%
Risk-free interest rates	4.27%
Expected volatility	10.65%
Expected life of options	7 years
Weighted average fair value at grant date	$ 1.71

(15) COMMITMENTS AND CONTINGENCIES

In the normal course of business, there are outstanding various commitments and contingent liabilities, such as commitments to extend credit and legal claims, which are not reflected in the financial statements.

Commitments under outstanding standby letters of credit totaled $689,460 at December 31, 2002.

The following is a summary of the commitments to extend credit at December 31, 2002 and 2001:

	2002	2001
Loan commitments:		
Fixed rate	$ 5,499,450	$ 7,599,459
Adjustable rate	297,350	617,550
Undisbursed commercial and personal lines of credit	6,462,186	8,857,316
Undisbursed portion of construction loans in process	3,887,288	2,726,924
Undisbursed portion of home equity lines of credit	10,370,924	8,416,594
Total commitments to extend credit	$ 26,517,198	$ 28,217,843

(16) FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheet.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments (see Note 15). The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount and type of collateral obtained, if deemed necessary by the Bank upon extension of credit, varies and is based on management's credit evaluation of the counterparty.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Standby letters of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank's policy for obtaining collateral, and the nature of such collateral, is essentially the same as that involved in making commitments to extend credit.

The Bank has not been required to perform on any financial guarantees and has not incurred any losses on its commitments during the years ended December 31, 2002 and 2001.

(17) DIVIDEND RESTRICTION

As an Indiana corporation, the Company is subject to Indiana law with respect to the payment of dividends. Under Indiana law, the Company may pay dividends so long as it is able to pay its debts as they become due in the usual course of business and its assets exceed the sum of its total liabilities, plus the amount that would be needed, if the Company were to be dissolved at the time of the dividend, to satisfy any rights that are preferential to the rights of the persons receiving the dividend. The ability of the Company to pay dividends depends primarily on the ability of the Bank to pay dividends to the Company.

The payment of dividends by the Bank is subject to regulation by the Office of Thrift Supervision (OTS). The Bank may not declare or pay a cash dividend or repurchase any of its capital stock if the effect thereof would cause the regulatory capital of the Bank to be reduced below regulatory capital requirements imposed by the OTS or below the amount of the liquidation account established upon completion of a conversion from mutual to stock form on December 31, 1998.

(18) REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory-and possibly additional discretionary-actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involved quantitative measures of the assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to quantitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2002, that the Bank meets all capital adequacy requirements to which it is subject. As of December 31, 2002, the most recent notification from the OTS categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the institutions' categories.

The actual capital amounts and ratios are also presented in the table. No amounts were deducted from capital for interest-rate risk in either year.

(Dollars in thousands)	**Actual**		**Minimum For Capital Adequacy Purposes:**		**Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions:**	
	Amount	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
As of December 31, 2002:						
Total capital (to risk weighted assets)	$ 34,782	19.52%	$ 14,257	8.00%	$ 17,821	10.00%
Tier I capital (to risk weighted assets)	$ 33,564	18.83%	$ 7,128	4.00%	$ 10,692	6.00%
Tier I capital (to adjusted total assets)	$ 33,564	10.92%	$ 12,299	4.00%	$ 15,373	5.00%
Tangible capital (to adjusted total assets)	$ 33,564	10.92%	$ 4,612	1.50%	N/A	

(18 - continued)

(Dollars in thousands)	Actual Amount	Actual Ratio	Minimum For Capital Adequacy Purposes: Amount	Minimum For Capital Adequacy Purposes: Ratio	Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions: Amount	Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions: Ratio
As of December 31, 2001:						
Total capital (to risk weighted assets)	$ 32,921	20.36%	$ 12,938	8.00%	$ 16,172	10.00%
Tier I capital (to risk weighted assets)	$ 31,818	19.67%	$ 6,469	4.00%	$ 9,703	6.00%
Tier I capital (to adjusted total assets)	$ 31,818	11.25%	$ 11,311	4.00%	$ 14,138	5.00%
Tangible capital (to adjusted total assets)	$ 31,818	11.25%	$ 4,241	1.50%	N/A	

(19) DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table summarizes the carrying value and estimated fair value of financial instruments at December 31:

	2002		2001	
(In thousands)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:				
Cash and due from banks	$ 6,610	$ 6,610	$ 7,184	$ 7,184
Interest bearing deposits in banks	6,044	6,044	5,198	5,198
Securities available for sale	64,980	64,980	54,891	54,891
Securities held to maturity	1,474	1,553	1,836	1,850
Loans receivable	217,214	216,596	202,833	201,663
Less: allowance for loan losses	1,218	1,218	1,103	1,103
Loans receivable, net	215,996	215,378	201,730	200,560
Federal Home Loan Bank stock	2,716	2,716	2,179	2,179
Financial liabilities:				
Deposits	216,202	221,795	204,122	206,690
Retail repurchase agreements	457	457	284	285
Advances from Federal Home Loan Bank	53,320	58,762	42,825	45,017
Off-balance-sheet financial instruments:				
Asset related to commitments to extend credit	-	70	-	90

FIRST CAPITAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2002 AND 2001

(19 - continued)

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

Cash and Short-Term Investments

For short-term investments, including cash and due from banks, interest bearing deposits with banks, and federal funds sold, the carrying amount is a reasonable estimate of fair value.

Debt and Equity Securities

For debt securities, including mortgage-backed securities, the fair values are based on quoted market prices. For restricted equity securities held for investment, the carrying amount is a reasonable estimate of fair value.

Loans Receivable

The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposits

The fair value of demand deposits, savings accounts, money market deposit accounts and other transaction accounts is the amount payable on demand at the balance sheet date. The fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

Borrowed Funds

The fair value of advances from Federal Home Loan Bank is estimated by discounting the future cash flows using the current rates at which similar loans with the same remaining maturities could be obtained.

Commitments to Extend Credit

The majority of commitments to extend credit would result in loans with a market rate of interest if funded. The fair value of these commitments are the fees that would be charged to customers to enter into similar agreements. For fixed rate loan commitments, the fair value also considers the difference between current levels of interest rates and the committed rates.

(20) PARENT COMPANY CONDENSED FINANCIAL INFORMATION

Condensed financial information for First Capital, Inc. (parent company only) follows:

Balance Sheets
(In thousands)

	As of December 31,	
	2002	2001
Assets:		
Cash and interest bearing deposits	$ 1,318	$ 1,037
Other assets	339	155
Investment in subsidiaries	34,704	32,289
	$ 36,361	$ 33,481
Liabilities and Stockholders' Equity:		
Other liabilities	$ 31	$ -
Stockholders' equity	36,330	33,481
	$ 36,361	$ 33,481

FIRST CAPITAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2002 AND 2001

(20 - continued)

Statements of Income
(In thousands)

	Years Ended December 31,	
	2002	2001
Interest income	$ 18	$ 28
Dividend income	1,706	1,030
Other operating expenses	(265)	(253)
Income before income taxes and equity in undistributed net income of subsidiaries	1,459	805
Income tax credit	114	79
Income before equity in undistributed net income of subsidiaries	1,573	884
Equity in undistributed net income of subsidiaries	1,675	2,215
Net income	$ 3,248	$ 3,099

Statements of Cash Flows

(In thousands)

	Years Ended December 31,	
	2002	2001
Operating Activities:		
Net income	$ 3,248	$ 3,099
Adjustments to reconcile net income to cash provided by operating activities:		
Equity in undistributed net income of subsidiaries	(1,675)	(2,215)
ESOP and stock compensation expense	136	128
Net change in other assets/liabilities	(153)	(28)
Net cash provided by operating activities	1,556	984
Financing Activities:		
Exercise of stock options	50	50
Purchase of treasury stock	(29)	(87)
Cash dividends paid	(1,296)	(1,194)
Net cash provided by financing activities	(1,275)	(1,231)
Net increase (decrease) in cash	281	(247)
Cash at beginning of year	1,037	1,284
Cash at end of year	$ 1,318	$ 1,037

(21) SUPPLEMENTAL DISCLOSURE FOR EARNINGS PER SHARE

	Years Ended December 31,	
	2002	2001
Basic:		
Earnings:		
Net income	$ 3,248,359	$ 3,099,243
Shares:		
Weighted average common shares outstanding	2,475,938	2,463,343
Net income per common share, basic	$ 1.31	$ 1.26
Diluted:		
Earnings:		
Net income	$ 3,248,359	$ 3,099,243
Shares:		
Weighted average common shares outstanding	2,475,938	2,463,433
Add: Dilutive effect of outstanding options	25,327	15,717
Dilutive effect of restricted stock	4,729	3,009
Weighted average common shares outstanding, as adjusted	2,505,994	2,482,069
Net income per common share, diluted	$ 1.30	$ 1.25

Unearned ESOP shares are not considered as outstanding for purposes of computing weighted average common shares outstanding.

(22) SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

	Years Ended December 31,	
	2002	2001
Cash payments for:		
Interest	$ 8,926,680	$ 9,895,455
Income taxes	1,965,453	1,581,824
Noncash investing activities:		
Transfers from loans to real estate acquired through foreclosure	$ 318,631	$ 126,398
Proceeds from sales of foreclosed real estate financed through loans	87,400	34,222

(23) ADVERTISING COSTS

Advertising costs are expensed when incurred. Advertising expense was $104,644 and $124,435 for the years ended December 31, 2002 and 2001, respectively.

FIRST CAPITAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2002 AND 2001

(24) SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

2002	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share data)			
Interest income	$ 4,677	$ 4,720	$ 4,768	$ 4,747
Interest expense	2,225	2,227	2,234	2,116
Net interest income	2,452	2,493	2,534	2,631
Provision for loan losses	45	45	65	150
Net interest income after provision for loan losses	2,407	2,448	2,469	2,481
Noninterest income	399	420	447	471
Noninterest expenses	1,601	1,666	1,631	1,633
Income before income taxes	1,205	1,202	1,285	1,319
Income tax expense	412	428	456	467
Net income	$ 793	$ 774	$ 829	$ 852
Net income per common share, basic	$ 0.32	$ 0.31	$ 0.33	$ 0.35
Net income per common share, diluted	$ 0.32	$ 0.31	$ 0.33	$ 0.34

2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest income	$ 4,678	$ 4,701	$ 4,811	$ 4,770
Interest expense	2,530	2,462	2,516	2,334
Net interest income	2,148	2,239	2,295	2,436
Provision for loan losses	36	-	-	30
Net interest income after provision of loan losses	2,112	2,239	2,295	2,406
Noninterest income	455	435	381	404
Noninterest expenses	1,453	1,462	1,478	1,521
Income before income taxes	1,114	1,212	1,198	1,289
Income tax expense	397	435	423	459
Net income	$ 717	$ 777	$ 775	$ 830
Net income per common share, basic	$ 0.29	$ 0.32	$ 0.31	$ 0.34
Net income per common share, diluted	$ 0.29	$ 0.31	$ 0.31	$ 0.34

BOARD OF DIRECTORS/OFFICERS

Directors and Directors Emeritus

James G. Pendleton
Chairman of the Board and retired Chief Executive Officer of First Harrison Bank

Dennis L. Huber
President and Publisher of O'Bannon Publishing Company, Inc.

Kenneth R. Saulman
Supervisor for Clark County REMC

Gerald L. Uhl
Business Manager for Jacobi Sales, Inc.

James E. Nett
Accountant for Koetter Woodworking, Inc.

Earl H. Book, Director Emeritus
President of Carriage Ford, Inc.

Mark D. Shireman
President of James L. Shireman, Inc.

Michael L. Shireman
President of Uhl Truck Sales, Inc.

John W. Buschemeyer
President and Majority Owner of Hurst Lumber Company

James S. Burden
Owner of Tracy's Mobile Home Park

Marvin E. Kiesler, Director Emeritus
Retired Senior Vice President of Harrison County Bank

Executive Officers

William W. Harrod
President and Chief Executive Officer of First Capital, Inc. and Chief Operating Officer of First Harrison Bank

Samuel E. Uhl
President and Chief Executive Officer of First Harrison Bank and Chief Operating Officer of First Capital, Inc.

Dennis L. Thomas
Senior Vice President, Consumer Lending Processing and Servicing

M. Chris Frederick
Senior Vice President, Chief Financial Officer and Treasurer

Joel E. Voyles
Senior Vice President, Retail Banking Operations and Corporate Secretary

CORPORATE INFORMATION

General Counsel

Thompson & Byrd
303 N. Capitol Avenue
Corydon, Indiana 47112

Independent Auditors

Monroe Shine & Co., Inc.
222 East Market Street
New Albany, Indiana 47150

Special Counsel

Muldoon Murphy & Faucette LLP
5101 Wisconsin Ave., N.W.
Washington, D.C. 20016

Transfer Agent

Registrar and Transfer Company
10 Commerce Drive
Crawford, New Jersey 07016
1-800-368-5948

Common Shares and Dividend Information

The common shares of the Company are traded on the Nasdaq SmallCap Market under the symbol "FCAP." As of December 31, 2002, the Company has 1,288 stockholders of record and 2,551,763 common shares outstanding. This does not reflect the number of persons whose shares are in nominee or "street" name accounts through brokers.

The following table lists quarterly market price and dividend information per common share for the years ended December 31, 2002 and 2001 as reported by Nasdaq. The market prices reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

	High Bid	Low Bid	Dividends	Market price end of period
2002:				
First Quarter	$15.10	$ 14.05	$0.13	$15.00
Second Quarter	16.70	15.10	0.13	16.50
Third Quarter	19.00	15.20	0.13	19.00
Fourth Quarter	20.25	17.00	0.13	20.33
2001:				
First Quarter	$12.13	$ 10.00	$0.11	$11.88
Second Quarter	11.50	10.50	0.12	10.80
Third Quarter	14.00	10.90	0.12	13.37
Fourth Quarter	14.15	12.01	0.13	14.40

Dividend payments by the Company depend primarily on dividends received by the Company from the Bank. See Note 17 to Consolidated Financial Statements for information regarding the dividend restrictions applicable to the Bank.

Annual Meeting

The Annual Meeting of Stockholders will be held at 2:00 p.m., Wednesday, April 23, 2003, at the office of the Bank, 220 Federal Drive, N.W., Corydon, Indiana 47112.

General Inquiries and Reports

The Company is required to file an Annual Report on Form 10-KSB for its fiscal year ended December 31, 2002 with the Securities and Exchange Commission. Copies of this Annual Report and the Company's annual reports on Form 10-KSB (without exhibits) and quarterly reports on Form 10-QSB (without exhibits) may be obtained without charge by writing:

William W. Harrod
President and CEO
First Capital, Inc.
220 Federal Drive, N.W.
Corydon, Indiana 47112
(812) 738-2198

The Company's Annual Reports and Quarterly Reports are also available through the Securities and Exchange Commission's internet website (www.sec.gov).